UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

Item	Sequential Page Number

1. Relevant Event, dated December 6, 2019	3

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Grifols, S.A. Avinguda de Ia Generailtat 152·158 08174 Sant Cugat del Valles Barcelona • ESPANA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT Following the Relevant Events issued on 27 October 2018, 29 March 2019 and 16 July 2019, in which Grifols shared the results of the AMBAR (Alzheimer Management by Albumin Replacement (phase Ilb/III)) clinical trial, at the Barcelona, Lisbon and Los Angeles congresses on Alzheimer's Disease in which primary and secondary endpoints were explained, Grifols reports that the latest results of the clinical trial have been presented at the Clinical Trials on Alzheimer's Disease (CTAD) Conference in San Diego, CA (USA). The neuroimaging data presented show the treatment's positive effects in reducing the progression of the disease in patients with mild-to-moderate Alzheimer's Disease. These fmdings strengthen Grifols' investigative approach using Plasma Protein Replacement Therapies. Neuroimaging shows positive results particularly in patients receiving both albumin and immunoglobulin (IG). In comparison with the placebo group, these patients had less reduction ofbrain glucose metabolism over the 14 months of therapy. This suggests that neuronal damage was reduced in these patients. In Barcelona, on 6 December 2019 Nuria Martin Barnes Secretary to the Board of Directors :.;:::[.!-)·[!). IS0-..0012004 CM1SAS1100U007 [!) 1-•.· I -W-Iu.,.com !DI 10SD3 1 711

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 6, 2019

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